UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

December 28, 2022

Shell plc (the "Company") has been notified that following the payment of the interim dividend on December 19, 2022 in respect of the third quarter of 2022, the following Persons Discharging Managerial Responsibilities ("PDMRs") acquired dividend shares in respect of shares previously delivered to them under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account. Further information can be found in the Shell plc Annual Report and Form 20-F for the year ended December 31, 2021 (www.shell.com/annualreport).

PDMR	Date Acquired	Share Type	Number of dividend shares acquired	Purchase price per Share
Sinead Gorman	22 December 2022	SHEL (LSE)	338.38	GBP 23.95
Harry Brekelmans	22 December 2022	SHELL (AMS)	1,176.20	EUR 27.26
Ronan Cassidy	22 December 2022	SHEL (LSE)	930.08	GBP 23.95
Donny Ching	22 December 2022	SHELL (AMS)	2,463.55	EUR 27.26
Ed Daniels	22 December 2022	SHEL (LSE)	307.54	GBP 23.95
Wael Sawan	22 December 2022	SHELL (AMS)	1,452.80	EUR 27.26
Huibert Vigeveno	22 December 2022	SHELL (AMS)	543.67	EUR 27.26
Zoe Yujnovich	22 December 2022	SHELL (AMS)	635.19	EUR 27.26

The Notification of Dealing Form for each PDMR can be found below.

Anthony Clarke
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Sinead
Last Name(s)	Gorman
2. Reason for the notification
Position/status	Chief Financial Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	GBP
Price	23.95
Volume	338.38
Total	8,104.20
Aggregated information Volume Price Total	338.38 23.95 8,104.20
Date of transaction	22/12/2022
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Harry
Last Name(s)	Brekelmans
2. Reason for the notification
Position/status	Projects & Technology Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	27.26
Volume	1,176.20
Total	32,063.21
Aggregated information Volume Price Total	1,176.20 27.26 32,063.21
Date of transaction	22/12/2022
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Ronan
Last Name(s)	Cassidy
2. Reason for the notification
Position/status	Chief Human Resources & Corporate Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	GBP
Price	23.95
Volume	930.08
Total	22,275.42
Aggregated information Volume Price Total	930.08 23.95 22,275.42
Date of transaction	22/12/2022
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Donny
Last Name(s)	Ching
2. Reason for the notification
Position/status	Legal Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	27.26
Volume	2,463.55
Total	67,156.37
Aggregated information Volume Price Total	2,463.55 27.26 67,156.37
Date of transaction	22/12/2022
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Ed
Last Name(s)	Daniels
2. Reason for the notification
Position/status	Strategy, Sustainability and Corporate Relations Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	GBP
Price	23.95
Volume	307.54
Total	7,365.58
Aggregated information Volume Price Total	307.54 23.95 7,365.58
Date of transaction	22/12/2022
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Wael
Last Name(s)	Sawan
2. Reason for the notification
Position/status	Integrated Gas, Renewables and Energy Solutions Director and CEO Designate
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	27.26
Volume	1,452.80
Total	39,603.33
Aggregated information Volume Price Total	1,452.80 27.26 39,603.33
Date of transaction	22/12/2022
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Huibert
Last Name(s)	Vigeveno
2. Reason for the notification
Position/status	Downstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	27.26
Volume	543.67
Total	14,820.44
Aggregated information Volume Price Total	543.67 27.26 14,820.44
Date of transaction	22/12/2022
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Zoe
Last Name(s)	Yujnovich
2. Reason for the notification
Position/status	Upstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	27.26
Volume	635.19
Total	17,315.28
Aggregated information Volume Price Total	635.19 27.26 17,315.28
Date of transaction	22/12/2022
Place of transaction	Amsterdam

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: December 29, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary